UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2022

Commission File Number: 001-38544

CENNTRO ELECTRIC GROUP LIMITED
(Translation of registrant’s name into English)

501 Okerson Road, Freehold, New Jersey 07728

(Address of principal executive offices)

(732) 820-6757
Registrant’s telephone number, including area code

N/A
(Former name or former address, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On December 13, 2022, Cenntro Electric Group Limited ACN 619 054 938 (the “Company” or “Cenntro”) through its wholly owned subsidiary, Cenntro Electric Group, Inc., a Delaware corporation (“CEG”), entered into a Share Purchase Agreement (the “Purchase Agreement”) with Mosolf SE & Co. KG, a limited liability partnership incorporated under the laws of Germany (“Mosolf”, and together with CEG, the “Parties”), pursuant to which Mosolf agreed to sell to CEG 35% of the issued and outstanding shares (the “CAE Shares”) in Cenntro Automotive Europe GmbH, a German limited liability company (“CAE”) in exchange for a purchase price of €1,750,000 (the “Transaction”).

CAE is currently Cenntro’s assembly and production center in Europe. Prior to our acquisition, CAE was one of Cenntro’s largest customers from 2019 forward. Upon the consummation of the Transaction on January 31, 2023, or on any other date agreed upon between the Parties prior to March 31, 2023 (the “Closing”), CEG will pay Mosolf  €1,750,000 for the CAE Shares.

The Purchase Agreement contains customary representations, warranties, and covenants from both Parties, and the Closing is subject to the receipt by CEG of customary closing deliverables and the satisfaction, or waiver of customary closing conditions, including that immediately prior to closing, among other things, (i) there are no orders issued by a governmental authority or other legal restraints challenging, prohibiting, or materially altering the consummation of the Transaction and (ii) there are no legal actions pending or, to the knowledge of either Party, threatened against either Party that affects Mosolf’s ownership of the CAE Shares or either Party’s right or ability to perform its obligations under the Purchase Agreement, and (iii) that unless otherwise waived by either Party, the contemplated performance by the Parties of their respective obligations under the Purchase Agreement in all material respects will be fulfilled.

The Purchase Agreement also contains customary termination provisions, including the right of CEG or Mosolf to terminate the Purchase Agreement if the Transaction has not been consummated by March 31, 2023.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, a copy of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Appointment of Executive Officer

On December 8, 2022, at the recommendation of the Board of Directors of the Company (the “Board”), the Board approved and confirmed the appointment of Matthew Shane Zauner as co-corporate secretary and officer of the Company with monthly compensation of AUS$ 4,000 for an initial term of no less than four months, with the option to extend monthly at AUS$900 per month thereafter and until his successor is duly elected and qualified, or until his earlier death, resignation, or removal. The officer appointment was made at will, providing either the Company or Mr. Zauner the option to terminate the appointment for any reason upon 30 days’ written notice to either counterparty.

The biographical information of the newly appointed co-secretary is set forth below:

Mr. Matthew Shane Zauner, Co-Secretary

Mr. Zauner has over five years of experience in assuming numerous external board appointments across a wide range of industries, where he has advised international and domestic entities on Australian corporate law, governance, and tax compliance. Mr. Zauner is currently the sole trustee and fiduciary to a fund established by a large Australian mining company. Prior to working in governance and compliance, Mr. Zauner acted as a senior tax lawyer at MinterEllison from 2009 to 2016 and as a senior manager at KPMG from 2016 to 2017. Both positions were held in Australia. Mr. Zauner holds a Master of Taxation from the University of New South Wales, a Bachelor of Laws (Hons) from Bond University, and a Certificate in Applied Taxation from the Tax Institute of Australia. Mr. Zauner is also a solicitor of the High Court of Australia, an Associate of the Governance Institute of Australia, and a member of the Australian Institute of Company Directors. The Company believes Mr. Zauner’s extensive experience in management and corporate tax compliance with global and Australian-based companies makes him well-suited to serve as an officer of the Company.

Mr. Zauner accepted an offer letter from the Company and agreed to receive a monthly compensation of AUS$ 4,000 for an initial term of no less than four months, with the option to extend monthly at AUS$ 900 per month thereafter. The offer letter is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibit 10.2.

Exhibits

Exhibit No.	Description
10.1	Share Purchase Agreement with Mosolf SE & Co. KG
10.2	Officer Offer Letter to Mr. Matthew Shane Zauner

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 16, 2022

Cenntro Electric Group Limited

	By:	/s/ Peter Wang
	Name:	Peter Wang
	Title:	Chief Executive Officer